                                             As Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-91966

Prospectus

                             Charming Shoppes, Inc.

                        9,525,993 Shares of Common Stock
                                ($0.10 par value)

         This prospectus covers 9,525,993 shares of our common stock which we issued in 2001 to a subsidiary of Limited Brands in connection with our Lane Bryant acquisition. All of the common stock offered by this prospectus is being sold by the selling shareholder. We will not receive any of the proceeds from the sale of such common stock. The prices at which the selling shareholder may sell the common stock will be determined by the prevailing market price for the common stock or in negotiated transactions. We are registering the common stock pursuant to an agreement between us and the selling shareholder. See "Plan of Distribution."

         Our common stock is listed on the Nasdaq National Market under the symbol "CHRS."

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

         These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                     This prospectus is dated August 9, 2002

                               Table of Contents
                               -----------------

SUMMARY ...................................................................    1

RISK FACTORS ..............................................................    2

SELECTED FINANCIAL DATA ...................................................    7

USE OF PROCEEDS ...........................................................    9

SELLING SHAREHOLDER .......................................................    9

PLAN OF DISTRIBUTION ......................................................   10

LEGAL MATTERS .............................................................   11

EXPERTS ...................................................................   11

WHERE YOU CAN FIND MORE INFORMATION .......................................   11

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS .........................   13

                                     SUMMARY

     This summary provides an overview of selected information and does not contain all the information you should consider. You should read this entire prospectus, including "Risk Factors" below and the documents incorporated by reference into this prospectus, carefully before making an investment decision.

     We are the leading specialty apparel retailer primarily focused on plus-size women's apparel through our three distinct brands: Lane Bryant, Fashion Bug, and Catherine's Plus Sizes. As a result of our Lane Bryant acquisition in August 2001, our sales of plus-size apparel increased to approximately 66% of our total net sales during Fiscal 2002 and now exceed 70% of our total net sales. Through our fashion content, store layouts, and broad merchandise assortments, we seek to appeal to customers from a broad range of demographic and cultural profiles. As of May 4, 2002, we operated 2,415 stores in 48 states.

     Our principal brands are each designed to attract a distinct customer:

     . Lane Bryant. Lane Bryant is a leader in plus-size fashion. Through private labels, such as Venezia Jeans Clothing Co.(R) and Cacique(TM), Lane Bryant offers fashionable and sophisticated casual, career and intimate apparel in plus sizes 14-28 and targets customers ranging in age from 25 to 45 years old. Lane Bryant has a loyal customer base, that shops for fashionable merchandise in the moderate price range. Lane Bryant seeks to differentiate itself through its innovative product design. Primarily a mall-based destination store, Lane Bryant currently operates 653 stores in 46 states that average approximately 6,100 square feet.

     . Fashion Bug and Fashion Bug Plus. Fashion Bug and Fashion Bug Plus stores specialize in selling a wide variety of plus-size, misses, and junior sportswear, dresses, coats, lingerie, accessories, and casual footwear. Fashion Bug target customers range in age from 20 to 49 years old and shop in the low-moderate price range. The majority of our 1,249 Fashion Bug stores are located in strip shopping centers across the United States and average approximately 8,900 square feet.

     . Catherine's Plus Sizes. Catherine's specializes in plus-sizes with an emphasis on extended sizes (over size 28) and petite plus-sizes. Catherine's has developed a proprietary body basics fit program, which is designed to help a woman choose merchandise styles that most flatter her figure. Catherine's offers classic apparel and accessories for career and casual lifestyles to target customers who range in age from 40 to 65 years old, shop in the moderate price range, and are concerned with fit and value when purchasing apparel. Catherine's seeks to differentiate itself through customer service and by emphasizing a one-on-one selling environment. Our 463 Catherine's stores are located in 45 states, primarily in strip shopping centers in the Southeast, Mid-Atlantic, and Eastern Central regions of the United States, and average approximately 4,100 square feet.

     Charming Shoppes, Inc. was incorporated in Pennsylvania in 1969. Our principal offices are located at 450 Winks Lane, Bensalem, Pennsylvania 19020. Our telephone number is (215) 245-9100.

                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus and the documents incorporated by reference into this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and operating results. This, in turn, could materially and adversely affect the price of our common stock.

Risks Related To Our Business And Industry

Our business is dependent upon our being able to accurately predict fashion trends, customer preferences, and other fashion-related factors.

     Customer tastes and fashion trends are volatile and tend to change rapidly, particularly for women's apparel. Our success depends in part on our ability to effectively predict and respond to quickly changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a substantial amount of unsold inventory or missed sales opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, or slow-moving inventory, which could have a material adverse effect on our business, financial condition, and results of operations.

Existing and increased competition in the women's retail apparel industry may reduce our net revenues, profits, and market share.

     The women's specialty retail apparel industry is highly competitive. Our competitors include individual and chain fashion specialty stores, department stores, discount stores, and Internet-based retailers. As a result of this competition, we may experience pricing pressures, increased marketing expenditures, and loss of market share, which could have a material adverse effect on our business, financial condition, and results of operations. We believe that the principal bases upon which we compete are merchandise style, size, selection, quality, and price, as well as store location, design, advertising, promotion, and personalized service to the customers. Other women's apparel companies with greater financial resources, marketing capabilities or brand recognition may enter the plus-size business. We cannot assure you that we will be able to compete successfully against existing or future competitors.

The decline in general economic conditions has led to reduced consumer demand for our apparel and accessories and may continue to do so in the future.

     Consumer spending habits, including spending for our apparel and accessories, are affected by, among other things, prevailing economic conditions, levels of employment, salaries, wage rates, the availability of consumer credit, consumer confidence, and consumer perception of economic conditions. The general slowdown in the United States economy and the uncertain economic outlook have adversely affected consumer spending habits and mall traffic, which have resulted in, and may continue to result in, lower net sales by us. A prolonged economic downturn could have a material adverse effect on our business, financial condition, and results of operations.

Our operating results fluctuate from season to season.

     Our stores experience seasonal fluctuations in net sales and consequently in operating income, with peak sales occurring during the Easter, Labor Day, and Christmas seasons. In addition, extreme or unseasonable weather can affect our sales. Any decrease in net sales or margins during our peak selling periods, or in the availability of working capital needed in the months before these periods, could have a material adverse effect on our business, financial condition, and results of operations. We usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the peak selling periods. If we are not successful in selling our inventory, especially during our peak selling periods, we may be forced to rely on markdowns or promotional sales to dispose of the inventory, or we may not be able to sell the inventory at all, which could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to obtain sufficient working capital financing.

     Our business requires substantial investment in our inventory for a long period before sales occur and consequently we require significant working capital financing. We depend on the availability of credit to fund our working capital, including credit we receive from our suppliers and their agents, on our credit card securitization program, and on our revolving credit facility. If we are unable to obtain sufficient financing at an affordable cost, we might be unable to adequately merchandise our stores, which could have a material adverse effect on our business, financial condition, and results of operations.

We face challenges in managing our recent growth.

     Our operating challenges and management responsibilities are increasing as we continue to grow. Successful growth will require that we continue to expand and improve our internal systems and our operations, including our distribution infrastructure. Our business plan depends on our ability to open and operate new retail stores and to convert, where applicable, the formats of existing stores on a profitable basis. In addition, we will need to identify, hire and retain a sufficient number of qualified personnel to work in our new stores. We are also seeking to complete the integration of Lane Bryant into our current operating structure, and to transition away from certain services being provided to our Lane Bryant operations by Limited Brands, from which we acquired Lane Bryant. These objectives have created and may continue to create additional pressure on our staff and on our operating systems. We cannot assure you that our business plan will be successful, or that we will achieve our objectives as quickly or as effectively as we hope.

We depend on key personnel and may not be able to retain or replace these employees or recruit additional qualified personnel.

     Our success and our ability to execute our business strategy depend largely on the efforts and abilities of our Chief Executive Officer, Dorrit J. Bern, and her management team. The loss of services of one or more of our key personnel could have a material adverse effect on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-person life insurance policies with respect to any of our employees.

We could be materially and adversely affected if any of our distribution centers are shut down.

     We operate distribution facilities in Greencastle, Indiana, Memphis, Tennessee, and Columbus, Ohio. Most of the merchandise we purchase is shipped directly to our distribution centers, where it is prepared for shipment to the appropriate stores. If any of our distribution centers were to shut down or lose significant capacity for any reason, the other distribution centers may not be able to support the resulting additional distribution demands, in part because of capacity constraints and in part because each distribution center services a particular brand. As a result, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center.

War, acts of terrorism, or the threat of either may negatively impact the availability of merchandise and otherwise adversely impact our business.

     In the event of war or acts of terrorism, or if either are threatened, our ability to obtain merchandise for sale in our stores may be negatively impacted. A substantial portion of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our net sales and profit margins may be adversely affected. If commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores. On September 11, 2001, in response to terrorist attacks on the United States, a majority of our retail stores either did not open or were closed early. Since then, the government has reported threats of further attacks against United States locations, including malls. In the event of war or additional acts of terrorism, or the threat of either, we may be required to suspend operations in some or all of our stores, which could have a material adverse impact on our business, financial condition, and results of operations.

We rely on foreign sources of production.

     We purchase a significant portion of our apparel directly in foreign markets and indirectly through domestic vendors with foreign sources. We face a variety of risks generally associated with doing business in foreign markets and importing merchandise from abroad, including:

     .    political instability;

     .    increased security requirements applicable to imported goods;

     .    imposition of duties, taxes, and other charges on imports;

     .    currency and exchange risks;

     .    delays in shipping; and

     .    increased costs of transportation.

     New initiatives may be proposed that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions that, if enacted, could increase the cost of products purchased from suppliers in such countries or restrict the importation of products from such countries. The future performance of our business will depend on our foreign suppliers and may be adversely affected by the factors listed above, all of which are beyond our control.

Issues of global workplace conditions may adversely affect our business.

     If any one of our manufacturers or vendors:

     .    fails to operate in compliance with applicable laws and regulations;

     . is perceived by the public as failing to meet certain labor standards in the United States; or

     .    employs unfair labor practices,

our business could be adversely affected. Current global workplace concerns of the public include perceived low wages, poor working conditions, age of employees, and various other employment standards. These globalization issues may affect the available supply of certain manufacturers' products, which may result in increased costs to us. Furthermore, a negative customer perception of any of our key vendors or their products may result in a lower customer demand for our apparel.

We depend on strip shopping center and mall traffic and our ability to identify suitable store locations.

     Our sales are dependent in part on a high volume of strip shopping center and mall traffic. Strip shopping center and mall traffic may be adversely affected by, among other things, economic downturns, the closing of anchor stores or changes in customer shopping preferences. A decline in the popularity of strip shopping center or mall shopping among our target customers could have a material adverse effect on our business.

     To take advantage of customer traffic and the shopping preferences of our customers, we need to maintain or acquire stores in desirable locations. We cannot assure you that desirable store locations will continue to be available.

As a result of a recent accounting pronouncement, we will be required to write-down a significant portion of the goodwill associated with our Catherine's acquisition.

     When we acquired Catherine's in January 2000, we included in goodwill the value of the intangible assets (primarily trademarks) that we acquired. A recent accounting pronouncement required us to test for impairment the goodwill associated with this acquisition no later than the end of the second quarter of Fiscal 2003. We have determined that there is impairment and consequently we will write-down a significant portion of the goodwill associated with the acquisition by the end of Fiscal 2003. As of February 2, 2002, the goodwill associated with the Catherine's acquisition was $87,205,000.

We may be unable to protect our trademarks and other intellectual property rights.

     We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks on a worldwide basis. We are not aware of any claims of infringement or challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

Other Risks

Our common stock has experienced significant price fluctuations.

     The stock market has from time to time experienced extreme price and volume fluctuations which have often been unrelated to the operating performance of particular companies. Our common stock has also experienced significant price fluctuations.

The market price of our common stock could be affected by the substantial number of shares that are eligible for future sale.

     As of July 1, 2002, we had 124,988,150 shares of common stock outstanding. Also as of that date, we had outstanding options to purchase 12,438,253 shares of our common stock. As of July 1, 2002, the holders of our existing 4.75% Senior Convertible Notes due 2012 had the right to convert such notes into an aggregate of 15,182,186 shares of our common stock. In connection with the sale of our 4.75% Senior Convertible Notes due 2012, we and our executive officers and directors have agreed that we and they will not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock;
(2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or (3) publicly disclose any intention to enter into any of the transactions described in (1) or (2) above, until August 20, 2002, subject to certain exceptions. We cannot predict the effect, if any, that future sales of our common stock, including common stock issuable upon conversion of our existing notes, or the availability of the shares of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

Anti-takeover provisions in our governing documents and Pennsylvania law may discourage other companies from attempting to acquire us.

     Some provisions of our articles of incorporation and bylaws and of Pennsylvania law may discourage some transactions where we would otherwise experience a change in control. For example, our articles of incorporation and bylaws contain provisions that:

     . classify our board into three classes, with one class being elected each year;

     .    do not permit cumulative voting;

     . permit our board to issue "blank check" preferred stock without shareholder approval;

     . require certain advance notice procedures with regard to the nomination of candidates for election as directors, other than nominations by or at the direction of our board;

     . prohibit us from engaging in some types of business combinations with a holder of 10% or more of our voting securities without super-majority shareholder or board approval;

     . prevent our directors from being removed without cause except upon super-majority shareholder approval; and

     . prevent a holder of 20% or more of our common stock from taking certain actions without certain approvals.

     We also have adopted a Shareholder Rights Plan. This plan may make it more difficult and more expensive to acquire us, and may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for such stock, and, accordingly, may limit a shareholder's ability to realize a premium over the market price of our common stock in connection with any such transaction.

                             SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and related notes incorporated in this prospectus by reference.

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and expands the definition of intangible assets that are to be recorded separately from goodwill. For business combinations accounted for under the purchase method that were completed prior to July 1, 2001, previously recorded goodwill and intangibles are to be evaluated against the criteria in SFAS No. 141, which may result in the reclassification of certain intangible assets into or out of recorded goodwill. SFAS No. 142 requires that goodwill and intangible assets with an indefinite useful life not be amortized, but be reviewed for impairment at least annually and written down in periods in which the recorded value of the goodwill or intangible asset exceeds its fair value. The transition provisions of SFAS No. 142 require the continuation of amortization of goodwill acquired prior to June 30, 2001, and require non-amortization of goodwill and indefinite-lived intangible assets acquired subsequent to June 30, 2001, until the provisions of SFAS No. 142 are adopted in full.

     We adopted the provisions of SFAS No. 142 in full as of February 3, 2002. Our consolidated balance sheet as of February 2, 2002 included $87,205,000 of goodwill related to the acquisition of Catherine's Stores Corporation ("Catherine's"). We recognized $4,485,000 of amortization of the Catherine's goodwill during each of the fiscal years ended February 2, 2002 and February 3, 2001. Commencing February 3, 2002, we are no longer amortizing the Catherine's goodwill. However, the goodwill will be subject to periodic impairment reviews in accordance with the provisions of SFAS No. 142.

     At the time of the Catherine's acquisition, we did not separately recognize or account for intangible assets acquired (primarily trademarks and tradenames) that would be amortized over the same period as goodwill, and included the value of these intangible assets in goodwill. In accordance with the provisions of SFAS No. 142, we tested the Catherine's goodwill for impairment at the end of our second fiscal quarter and we determined that there had been impairment. Consequently, we will be required to write-down a significant portion of the goodwill associated with the Catherine's acquisition. Such write-down will be presented in our Consolidated Statements of Operations and Comprehensive Income
(Loss) for the fiscal year ended February 1, 2003 as the cumulative effect of an accounting change as of February 3, 2002.

     We have evaluated our trademarks in accordance with the provisions of SFAS No. 142 as of February 3, 2002, and have determined that there has been no impairment.

     The pro forma effect of applying the non-amortization provisions of SFAS No. 142 for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000 is as follows:


                                                                                            Year Ended
                                                                              February 2,   February 3,  January 29,
                                                                                  2002          2001         2000
                                                                                  ----          ----         ----
(In thousands, except per share data)

Income (loss) before extraordinary item and cumulative effect
     of accounting change, as reported ......................................   $ (4,406)    $ 51,638    $ 43,827
Pro forma effect of excluding amortization of goodwill (1) ..................      4,885        4,885           0
                                                                                --------     --------    --------
Pro forma income before extraordinary item and cumulative
     effect of accounting change ............................................        479       56,523      43,827
Extraordinary gain on early retirement of debt,
     net of income taxes of $664 ............................................          0            0       1,232
Cumulative effect of accounting change, net of income
     tax benefit of $334 ....................................................          0         (540)          0
                                                                                --------     --------    --------
Pro forma net income ........................................................   $    479     $ 55,983    $ 45,059
                                                                                ========     ========    ========

Basic net income (loss) per share:
     Income (loss) before extraordinary item and cumulative
       effect of accounting change, as reported .............................   $   (.04)    $    .51    $    .45
       Pro forma effect of excluding goodwill amortization (1) ..............        .04          .05         .00
                                                                                --------      -------    --------
       Pro forma income before extraordinary item and cumulative
       effect of accounting change ..........................................        .00          .56         .45
     Extraordinary gain, net of income taxes ................................        .00          .00         .01
     Cumulative effect of accounting change, net of income taxes ............        .00         (.01)        .00
                                                                                --------     --------    --------
     Pro forma net income per share .........................................   $    .00     $    .55    $    .46
                                                                                ========      =======    ========

Fully diluted net income (loss) per share
     Income (loss) before extraordinary item and cumulative
            effect of accounting change, as reported ........................   $   (.04)    $    .49    $    .42
     Pro forma effect of excluding goodwill amortization (1) ................        .04          .05         .00
                                                                                --------     --------    --------
     Pro forma income before extraordinary item and cumulative
         effect of accounting change ........................................        .00          .54         .42
     Extraordinary gain, net of income taxes ................................        .00          .00         .01
     Cumulative effect of accounting change, net of income taxes ............        .00         (.01)        .00
                                                                                --------     --------    --------
     Pro forma net income per share .........................................   $    .00     $    .53    $    .43
                                                                                ========     ========    ========

-------------------------------

(1) The goodwill amortization is not deductible for tax purposes and therefore has no related tax effect.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling shareholder of the common stock. See "Selling Shareholder."


                               SELLING SHAREHOLDER

     LFAS, Inc., the selling shareholder, may offer and sell the common stock using this prospectus. Limited Brands, formerly named The Limited, Inc., as the sole stockholder of the selling shareholder, beneficially and indirectly owns the 9,525,993 shares of common stock.

     The common stock being offered was acquired by the selling shareholder pursuant to a stock purchase agreement between us, the selling shareholder, Limited Brands and certain other parties, dated July 9, 2001, whereby we purchased Lane Bryant from Limited Brands for consideration consisting in part of 9,525,993 shares of our common stock. These shares were issued to the selling shareholder under Section 4(2) of the Securities Act of 1933 and the rules and regulations promulgated thereunder.

     In connection with the Lane Bryant acquisition, we entered into various agreements with Limited Brands, which are more fully described in our Annual Report on Form 10-K for our fiscal year ended February 2, 2002, which description is incorporated by reference into this prospectus. These agreements include arrangements relating to transitional services, the lease of our Columbus, Ohio distribution center and the lease of a number of retail properties. We have agreed to reimburse Limited Brands for certain obligations with respect to such leases and have agreed to certain limitations on our ability to incur debt, make distributions to our shareholders and purchase our shares. We also entered into a sourcing agreement with Mast, Industries, Inc., a wholly owned subsidiary of Limited Brands, pursuant to which we purchase apparel products from Mast Industries. We and the selling shareholder also entered into a registration agreement dated as of August 16, 2001. In the registration agreement, we undertook to use our reasonable efforts to cause a shelf prospectus for the common stock issued to the selling shareholder to become effective. The registration agreement also includes certain indemnification arrangements with the selling shareholder.

     The following table contains information we received from the selling shareholder on or before July 1, 2002 with respect to the selling shareholder and the common stock beneficially owned by it before this offering and that may be offered using this prospectus:

                    Number of Shares of
                       Common Stock       Number of Shares of    Percentage of
                    Beneficially Owned     Common Stock That     Common Stock
                   Prior to Offering (1)      May be Sold       Outstanding (2)
                   -------------------------------------------------------------
Name:

  LFAS, Inc. ........   9,525,993              9,525,993             7.6%

--------------

(1) This registration statement shall also cover any additional common stock which becomes issuable in connection with the common stock registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of shares of outstanding common stock.

(2) Calculated based on using 124,988,150 shares of common stock outstanding as of July 1, 2002.

                              PLAN OF DISTRIBUTION

     The selling shareholder's common stock may be sold from time to time directly by the selling shareholder, and its successor, which includes its transferee, pledgee or donee, or, alternatively, through underwriters, broker-dealers or agents. We have registered the common stock covered by this prospectus for offer and sale by the selling shareholder so that the common stock may be freely sold by it to the public. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Registration of the common stock covered by this prospectus does not mean, however, that such common stock necessarily will be offered or sold, and there can be no assurance that the selling shareholder will sell any or all of the common stock offered by it hereunder.

     We will not receive any proceeds from any sale by the selling shareholder. See "Use of Proceeds." We will pay all costs, expenses and fees in connection with the registration of the common stock, including fees of our counsel and accountants, fees payable to the Commission and listing fees. The selling shareholder will pay all underwriting fees, discounts and commissions, if any, attributable to the sale of the common stock covered by this prospectus.

     The sales of the common stock may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the common stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services, or (iv) through the writing of options. The selling shareholder may also enter into hedging transactions. For example, the selling shareholder may:

     . enter into transactions with a broker-dealer, affiliate thereof or other third party in connection with which such other party may engage in sales of our common stock pursuant to this prospectus, in which case such other party may use shares of our common stock received from the selling shareholder to close out any short positions created;

     . sell our common stock short itself pursuant to this prospectus and use shares of our common stock held by it to close out its short positions;

     . enter into option or other types of transactions that require the selling shareholder to deliver our common stock to a broker-dealer or an affiliate thereof or other third party, who may then resell or transfer the common stock pursuant to this prospectus; or

     . loan or pledge our common stock to a broker-dealer or an affiliate thereof or other third party, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

     In connection with the sale of the common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     The aggregate proceeds to the selling shareholder from the sale of the common stock will be the purchase price of the common stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by us. The selling shareholder and any dealers or agents that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     To the extent required, the specific number of shares of common stock to be sold, the name of the selling shareholder, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

     The registration agreement between us and the selling shareholder, which has been filed as an exhibit to the registration statement of which this prospectus is a part, provides that we and the selling shareholder will indemnify each other and each other's directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, and that we and the selling shareholder will be entitled to contribution from each other in connection with these liabilities.

     The selling shareholder has agreed not to sell the common stock pursuant to this prospectus during certain periods and under certain circumstances in accordance with the terms of the registration agreement between us and the selling shareholder.

     Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under that Rule rather than pursuant to this prospectus.

     The selling shareholder and any person participating in the sale of the shares of common stock will be subject to the Exchange Act, which includes Regulation M, which may limit the timing of any sales.

                                  LEGAL MATTERS

     The legality of the issuance of the common stock offered by this prospectus will be passed upon for us by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended February 2, 2002, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements of Lane Bryant, Inc. and Subsidiaries incorporated by reference in this Prospectus for the years ended February 3, 2001 and January 29, 2000 and for the three years in the period ended February 3, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission at the following Commission public reference rooms:

   450 Fifth Street, N.W.          233 Broadway            175 W. Jackson Blvd.
         Room 1024           New York, New York 10048    Chicago, Illinois 60604
   Washington, D.C. 20549

     Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CHRS," and our Commission filings can also be read at the following Nasdaq address:

         Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006

     Our Commission filings are also available to the public on the Commission's website at http://www.sec.gov.

     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this registration statement, until the selling shareholder has sold all of the common stock to which this registration statement relates or the offering is otherwise terminated. The information we incorporate by reference is an important part of this prospectus. Any statement in a document specifically identified below as incorporated by reference into this registration statement will be deemed to be modified or superseded to the extent that a statement contained in (1) this registration statement or (2) any other subsequently filed document that is incorporated by reference into this registration statement modifies or supersedes the statement.

     .    Our Annual Report on Form 10-K for our fiscal year ended February 2,
          2002;

     . Our Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2002;

     . Our Current Reports on Form 8-K filed on August 31, 2001 (as amended on October 30, 2001 and May 17, 2002), May 21, 2002, May 22, 2002, May
          28, 2002, May 30, 2002, and July 3, 2002; and

     . The registration statement on Form 8-A filed by us with the Commission relating to or common stock and the description of the stock purchase rights attached to common stock contained in our Amended Form 8A/12B filed with the Commission on April 28, 1999 (File No. 000-07258), as amended on May 3, 2002.

     You may request a copy, at no cost, of any or all of the documents referred to above, other than exhibits to the documents that are not specifically incorporated by reference in the documents. You should direct written or telephone requests to Charming Shoppes, Inc., 450 Winks Lane, Bensalem, Pennsylvania 19020, Attention: Colin D. Stern, Esq., Executive Vice President, General Counsel and Secretary, telephone (215) 245-9100.

     You should rely only on the information incorporated by reference or provided in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of those documents. We have not authorized anyone to provide you with different or additional information.

     Our logo appearing on the front and back covers of this prospectus and "Lane Bryant(R)", "Catherines(R)", and "Fashion Bug(R)" are trademarks of Charming Shoppes, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference certain statements and information that are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may include, but are not limited to, statements regarding our growth, earnings, sales performance, store openings and closings, cost savings, capital requirements, our exposure to fluctuations in interest rates, and other matters. The words "expect," "intend," "project," "estimate," "predict," "anticipate," "believes," and similar expressions are also intended to identify forward-looking statements.

     Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Some of these risks are discussed above under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Factors that could cause our results of operations or financial condition to differ from those described in this prospectus include, but are not necessarily limited to, the following:

     . Our business is dependent upon our being able to accurately predict rapidly changing fashion trends, customer preferences and other fashion-related factors, which we may not be able to successfully accomplish in the future.

     . The general slowdown in the United States economy and the uncertain economic outlook has led to reduced consumer demand for our apparel and accessories and may continue to do so in the future.

     . The women's specialty retail apparel industry is highly competitive and we may be unable to compete successfully against existing or future competitors.

     . We cannot assure the successful implementation of our business plan for increased profitability and growth in our plus-size women's apparel business.

     . Our business plan is largely dependent upon the continued growth in the plus-size women's apparel market which may not continue.

     . We depend on key personnel, particularly our Chief Executive Officer, Dorrit J. Bern, and we may not be able to retain or replace these employees or recruit additional qualified personnel.

     . We depend on our distribution centers and could incur significantly higher costs and longer lead times associated with distributing our products to our stores if any of these distribution centers were to shut down for any reason.

     . We depend for our working capital needs on the availability of credit, including credit we receive from our suppliers and their agents, and on our credit card securitization program. If we were unable to obtain sufficient financing at affordable cost, our ability to merchandise our stores would be adversely affected.

     . We rely significantly on foreign sources of production and face a variety of risks (including political instability, imposition of duties or quotas, increased security requirements applicable to imports, delays in shipping, increased costs of transportation, and issues relating to compliance with domestic or international labor standards) generally associated with doing business in foreign markets and importing merchandise from abroad.

     . Our stores experience seasonal fluctuations in net sales and operating income. Any decrease in sales or margins during our peak sales periods, or in the availability of working capital needed in the months preceding such periods, could have a material adverse effect on our business. In addition, extreme or unseasonable weather conditions may have an impact on our sales.

     . War, acts of terrorism, or the threat of either may negatively impact availability of merchandise, customer traffic to our stores and otherwise adversely impact our business.

     . We may be unable to obtain adequate insurance for our operations at a reasonable cost.

     . We may be unable to protect our trademarks and other intellectual property rights, which we believe are important to our success and our competitive position.

     . We may be unable to hire and retain suitable sales associates at our stores.

     .    We may be unable to successfully implement our restructuring plan.

     . Our manufacturers may be unable to manufacture and deliver merchandise to us in a timely manner or to meet our quality standards.

     . Our sales are dependent upon a high volume of traffic in the strip centers and malls in which our stores are located and our future growth is dependent upon the availability of suitable locations for new stores.

     . We may be unable to successfully integrate Lane Bryant into our current operating structure, and we currently rely on management information systems and logistics services from Limited Brands with respect to our Lane Bryant stores.

     We operate in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors that may affect us. Future events, actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, which speak only as of the date on which they were made. We assume no obligation to update any forward-looking statement to reflect actual results or changes in or additions to the factors affecting such forward-looking statements. Given those risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.